Form 51-902F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PMI VENTURES LTD.
Suite 511 - 475 Howe Street
Vancouver, British Columbia V6C 2B3

Item 2	Date of Material Change

February 16, 2004

Item 3	News Release

A news release issued under section 7.1 of National Instrument 51-102 announcing the material change described below was transmitted to CCN Matthews Newswire Service on February 16, 2004 for public dissemination. The news release was filed via SEDAR on February 16, 2004.

Item 4	Summary of Material Change

PMI Ventures Ltd. (the "Company") [TSX Venture:PMV] is pleased to announce the appointment of Mr. Marc Prefontaine, M.Sc., P.Geo. to its Board of Directors.

Item 5	Full Description of Material Change

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV] , is pleased to announce the appointment of Mr. Marc Prefontaine, M.Sc., P.Geo. to its Board of Directors.

Mr. Prefontaine, who graduated with a M.Sc. in Mineral Exploration from Queen's University, is a Professional Geologist with over 17 years experience in mineral exploration. He has worked extensively throughout North and South America, South Africa and Central Asia.  Mr Prefontaine is currently the president and CEO of Grayd Resource Corporation.

Item 6	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted from this Report on the basis that the Company believes that such information should remain confidential.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this Report is:

Kim Evans, CGA, CFO & Corporate Secretary
Telephone: 604-682-8089
Facsimile: 604-682-8094
e-mail: info@westafricangold.com

Item 9	Date of Report

DATED at Vancouver, British Columbia, this 23rd day of August, 2004.

PMI VENTURES LTD.

"Kim Evans"

Kim Evans, CGA CFO & Corporate Secretary

PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 681-8069 Fax: (604) 682-8094

News Release #04-04	TSX Venture: PMV
February 16, 2004	Issued & Outstanding: 23,475,397
Fully Diluted: 32,768,555

APPOINTMENT TO THE BOARD OF DIRECTORS

PMI Ventures Ltd. (the "Company") [TSX Venture:PMV] is pleased to announce the appointment of Mr Marc Prefontaine, M.Sc., P.Geo. to its board of directors.

Mr. Prefontaine, who graduated with a M.Sc. in Mineral Exploration from Queen's University, is Professional Geologist with over 17 years experience in mineral exploration. He has worked extensively throughout North and South America, South Africa and Central Asia. Mr. Prefontaine is currently the president and CEO of Grayd Resource Corporation.

PMI has an option to earn up to 85% of the interest that Goknet Mining Company Limited, a privately held Ghanaian mineral exploration company, holds in nine exploration concessions and applications. Goknets' interests vary from 85% to 100%, subject to a 10% non-participating interest in favour of the Government of Ghana.

On behalf of the Board,

"Laurie Sadler"

Laurie Sadler
President

For more information please contact:

Laurie Sadler	or	Warwick G. Smith
President		VP Shareholder Communication
Telephone: (604) 681-8069		Telephone: (604) 682-8089
Facsimile: (604) 682-8094		Toll-Free: 1 888 682-8089
Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com and Goknet Mining website at www.goknet.net

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.